NR: 200924-1	CSE:BHSC – FSE:8MV – OTC: CNVCF

BioHarvest Sciences Reports Director’s Ongoing Key Role Following Resignation from Board

Vancouver, British Columbia and Rehovot, Israel – September 20, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (CSE: BHSC) (OTCQB: CNVCF), announces the resignation of David Ryan as a director of the Company. Mr. Ryan will remain a key member of the Company’s management team, continuing to serve as Vice President of Investor Relations of the Company.

Mr. Ryan resigned as a director of the Company in order for the Company to meet Nasdaq mandates to have a majority of independent directors in connection with its proposed application to list its common shares on the Nasdaq Stock Market.

“On behalf of the Board, we extend our deepest gratitude to David Ryan for his directorship which has been foundational to the development of the Company,” said Zaki Rakib, Board Chair. “His cooperation is a testimony of his continued support and devotion to the Company's mission and belief.”

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (CSE: BHSC) (OTCQB: CNVCF) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based molecules, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

The Canadian Securities Exchange has neither approved nor disapproved the information contained herein and does not accept responsibility for the adequacy or accuracy of this news release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us